Exhibit 99.6

PRESS RELEASE
Aya Gold & Silver Announces Significant Increase in Boumadine Mineral Resource Estimate

Montreal, Quebec, February 24, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce an updated Mineral Resource Estimate (“MRE”) prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) at its Boumadine Project in the Kingdom of Morocco. The updated MRE contains an Inferred Mineral Resource of 29.2 million tonnes (“Mt”) at 82 grams per tonne (“g/t”) silver (“Ag”), 2.63 g/t gold (“Au”), 2.11% zinc (“Zn”) and 0.82% lead (“Pb”) containing an estimated 76.8 million ounces (“Moz”) of Ag, 2.4Moz of Au, 615 thousand tonnes (“kt”) of Zn and 237 kt of Pb and an Indicated Mineral Resource of 5.2Mt at 91 g/t Ag, 2.78 g/t Au, 2.8% Zn and 0.85% Pb containing an estimated 15.1 Moz of Ag, 449 kilo ounces (“koz”) of Au, 145 kt of Zn and 44 kt of Pb.

Highlights
•Indicated Mineral Resources of 5.2Mt at 91 g/t Ag, 2.78 g/t Au, 2.8% Zn and 0.85% Pb containing an estimated 15.1 Moz of Ag, 449 koz of Au, 145 kt of Zn and 44 kt of Pb. Representing 74.4 Moz Silver equivalent (“AgEq”), an increase of 120%.
•Inferred Mineral Resources of 29.2 Mt at 82g/t Ag, 2.63 g/t Au, 2.11% Zn and 0.82% Pb containing an estimated 76.8 Moz of Ag, 2.4 Moz of Au, 615 kt of Zn and 237 kt of Pb. Representing 378Moz AgEq, an increase of 19%.
•49% of the Inferred Mineral Resource is pit-constrained and reported above a cut-off net smelter royalty (“NSR”) value of $95/t, and 51% deemed for underground development NSR cut-off value of US$125/t.
•Additional mineral resource potential to expand the deposit in all directions for future mineral resource estimation. With a land package of 271.5 square kilometers (“km2”) in addition to a 600 km2 exploration authorization, new targets are being tested.

“We are pleased to announce an updated Mineral Resource Estimate for Boumadine, marking a 120% increase in indicated resources and 19% in inferred resources since our April 2024 update,” said Benoit La Salle, President & CEO. “In under three years, we have grown silver and gold ounces across all classifications, demonstrating the team’s ability to identify and grow Boumadine into a world class asset.
“Drilling has primarily focused on the mining permit, which represents only a small portion of the broader mineralized footprint. Over the past two years, we have expanded our footprint by nearly 850% and continue to consolidate the area while aggressively testing extensions of known mineralized trends. Additionally, ongoing metallurgical studies are yielding promising results as we advance the project toward large-scale development.”
Boumadine Mineral Resource
The MRE is effective as of February 24, 2025, and includes drilling conducted from 2018 through December 1, 2024. The database comprises 428 surface diamond drill holes (“DDH”), totaling 142,268 meters (“m”). For this updated MRE, 93 new DDH, totaling 44,514m, were incorporated.
Historical mining was not depleted from the MRE as the exact position and physical extent could not be accurately measured. From the historical production reports, approximately 261kt of mineralized material were extracted and processed (less than 1% of the current MRE), therefore it is considered not material. Historical tailings were excluded from the MRE since the bulk density, volumes and grades were not properly evaluated. Molybdenum was excluded from both the cut-off and AgEq/AuEq calculations since the process recoveries were not evaluated.
Table 1 –Boumadine MRE, as of February 24, 2025 (1-12)

	Cutoff	Tonnes	Average Grade							Contained Metal
			Ag	Au	Cu	Pb	Zn	AgEq	AuEq	Ag	Au	Cu	Pb	Zn	AgEq	AuEq
	NSR US$/t	(kt)	(g/t)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(kt)	(koz)	(koz)
Pit-constrained Indicated	95	3,920	94	2.99	0.13	0.84	2.95	476	5.30	11,881	343	5	33	116	60,051	667
Pit-constrained Inferred	95	14,258	90	2.89	0.10	0.81	2.38	450	5.00	41,135	1,102	14	115	339	206,293	2,293
Out-of-pit Indicated	125	1,249	80	2.11	0.08	0.87	2.32	358	3.98	3,216	106	1	11	29	14,382	160
Out-of-pit Inferred	125	14,938	74	2.39	0.07	0.82	1.85	357	3.97	35,669	1,294	10	122	276	171,393	1,905
Total Indicated	95/ 125	5,169	91	2.78	0.12	0.85	2.80	448	4.98	15,097	449	6	44	145	74,433	827
Total Inferred	95/ 125	29,196	82	2.63	0.08	0.82	2.11	402	4.47	76,804	2,396	25	237	615	377,686	4,198

1.Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There is no certainty that Mineral Resources will be converted to Mineral Reserves.
2.The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
3.The Mineral Resources in this news release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council, as may be amended from time to time.
4.A silver price of US$24/oz with a process recovery of 89%, a gold price of US$2,200/oz with a process recovery of 85%, a zinc price of US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% were used in establishing the MRE.
5.AgEq = Ag(g/t) + (Au(g/t) *Au price/oz*Au recovery)/(Ag price/oz*Ag recovery) + Zn(%)*Zn price/lb* Zn recovery/(Ag price/oz*Ag recovery)*685.7147973 + Pb(%)*Pb price/lb* Pb recovery/(Ag price/oz*Ag recovery)*685.7147973 + Cu(%)*Cu price/lb* Cu recovery/(Ag price/oz*Ag recovery)*685.7147973
6.AuEq = Au(g/t) + (Ag(g/t) *Ag price/oz*Ag recovery)/(Au price/oz*Au recovery) + Zn(%)*Zn price/lb* Zn recovery/(Au price/oz*Au recovery)*685.7147973 + Pb(%)*Pb price/lb* Pb recovery/(Au price/oz*Au recovery)*685.7147973 + Cu(%)*Cu price/lb* Cu recovery/(Au price/oz*Au recovery)*685.7147973.
7.The constraining pit optimization parameters were US$3.5/t for mineralized material mining. US$2/t for waste mining US$89/t for processing and US$6/t for G&A totalling US$95/t for a cut-off and 50-degree pit slopes.
8.The out-of-pit parameters used a US$30/t mining cost, US$89/t processing cost and US$6/t G&A totalling US$125/t for a cut-off The out-of-pit Mineral Resource grade blocks were quantified above the US$125 NSR cut-off, below the constraining pit shell and within the constraining mineralized wireframes. Out–of-pit Mineral Resources exhibit continuity and reasonable potential for extraction by the long hole underground mining method.
9.Individual calculations in tables and totals may not sum due to rounding of original numbers.
10.Grade capping of 800 g/t Ag, 30 g/t Au, 28% Zn, 10% Pb and 1.4% Cu was applied to composites before grade estimation.
11.Bulk density was evaluated separately for each individual vein with values ranging from 3.20 to 4.00 t/m3 determined from drill core samples and used for the MRE. For oxidized and transitional material, a bulk density of 2.65 t/m3 was used.
12. 1.0 m composites were used during grade estimation.

Tables 2 and 3 – Cut-Off Sensitivity MRE (1-12)

Indicated InPit and Underground Resources
UG-OP	Tonnes	Ag	Ag	Au	Au	Cu	Pb	Zn	AgEq	AgEq	AuEq	AuEq
NSR US$/t	(kt)	(g/t)	(koz)	(g/t)	(koz)	(%)	(%)	(%)	(g/t)	(koz)	(g/t)	(koz)
145-120	4,472	97	13,923	3.05	439	0.12	0.86	2.75	484	69,632	5.40	777
140-115	4,625	95	14,110	2.99	444	0.12	0.86	2.72	476	70,751	5.30	788
135-110	4,791	93	14,359	2.92	450	0.12	0.86	2.69	467	71,933	5.20	801
130-105	4,932	92	14,547	2.86	453	0.12	0.85	2.66	460	72,898	5.11	810
125-95	5,169	89	14,863	2.77	460	0.11	0.84	2.63	448	74,433	4.98	827
120-90	5,298	88	15,008	2.72	463	0.11	0.83	2.60	442	75,250	4.90	834
115-85	5,481	87	15,265	2.66	469	0.11	0.82	2.57	433	76,364	4.81	848
110-80	5,648	85	15,477	2.60	473	0.11	0.81	2.55	426	77,320	4.73	858
105-75	5,820	84	15,683	2.54	476	0.10	0.80	2.53	418	78,268	4.64	868
90-60	6,284	79	16,061	2.39	483	0.10	0.78	2.46	399	80,571	4.40	890

Inferred InPit and Underground Resources
UG-OP	Tonnes	Ag	Ag	Au	Au	Cu	Pb	Zn	AgEq	AgEq	AuEq	AuEq
NSR US$/t	(kt)	(g/t)	(koz)	(g/t)	(koz)	(%)	(%)	(%)	(g/t)	(koz)	(g/t)	(koz)
145-120	24,023	90	69,342	2.86	2,211	0.09	0.87	2.14	441	340,641	4.90	3,786
140-115	25,128	88	70,937	2.80	2,261	0.09	0.86	2.12	432	349,042	4.80	3,880
135-110	26,218	86	72,627	2.73	2,304	0.08	0.85	2.10	424	357,154	4.71	3,970
130-105	27,538	84	74,537	2.66	2,355	0.08	0.83	2.08	414	366,533	4.60	4,074
125-95	29,196	82	76,803	2.57	2,413	0.08	0.82	2.06	402	377,685	4.47	4,198
120-90	30,517	80	78,494	2.51	2,463	0.08	0.80	2.03	394	386,356	4.38	4,294
115-85	31,780	78	80,098	2.45	2,506	0.08	0.80	2.01	386	394,344	4.29	4,383
110-80	33,191	77	81,883	2.38	2,543	0.08	0.79	2.00	378	402,842	4.20	4,478
105-75	34,696	75	83,932	2.32	2,584	0.08	0.78	1.97	369	411,615	4.10	4,575
90-60	39,460	70	89,112	2.13	2,706	0.07	0.75	1.92	345	437,219	3.83	4,860

Figure 1 – Location of Zones Included in Boumadine MRE, with Drill Holes and Magnetic Data (Residual Total Field)

Figure 2 – Surface Plan of Boumadine with Mineralized Envelope Included in the MRE

Figure 3 – Longitudinal Projection of the Block Model of Boumadine MRE

Figure 4 – Typical Vertical Cross-Section of the Boumadine Central Zone (Section 8850N)

West
East
BOU-DD23-166
BOU-DD23-171
BOU-DD23-177
BOU-DD23-205
BOU-DD23-214
BOU-DD23-218
BOU-DD23-265
+1200
+1050
+900
Ag_Eq
600
400
250
150
100
GOLD & SILVER
Legend
Pit Shell
Drill hole collar
Drill hole trace
Azimuth 340
0
25
50
75
100
m

Figure 5 – Typical Vertical Cross-Section of the Boumadine South Zone (Section 6525N)

Resource-Supporting Information
Geology and Geological Interpretation
The Boumadine Project is located within the Anti-Atlas belt, on the northwest side of the Ougnat Massif. The geology of the Ougnat Inlier is formed by late-Precambrian (PIII) predominantly calc-alkaline volcanic and intrusive rocks. Mineralization is hosted within polymetallic massive Au-Ag-Zn-Pb sulphide vein systems oriented N340. Mineral assemblage is characterized by high concentration of pyrite and variable amounts of arsenopyrite, sphalerite, and galena with local trace of chalcopyrite. Veins are sub-vertical to steeply dipping (>70°) with thickness generally varying from 1m to 5m: locally reaching over 10m.
Mineralized boundaries for the current MRE have been determined using a combination of logged sulphide percentage and mineralization grade assay. 3D wireframes were created using interval selection with the Seequent software Leapfrog GeoTM.
Sampling and Sub-sampling Techniques
Only DDH samples were used for the Boumadine deposit MRE.
DDH were cut and sampled at nominal 1m lengths, except where lengths were altered to match geological boundaries. Sampling was undertaken along the entire length of the DDH. Circa 2-to-4-kilogram (“kg”) samples were submitted to the laboratory for analysis.
Sample Analysis Method
Samples were prepared by African Laboratory for Mining and Environment (“Afrilab”) at its Boumadine prep-laboratory facility or at its Zgounder prep-lab. A total of 250 grams (“g”) of pulverized sample material was then submitted for analysis to Afrilab Marrakech. Inductively Coupled Plasma (“ICP”) spectrometry was used for Ag, Zn, Pb, Cu. Fire assaying was conducted for Au and Ag results above 200 g/t.
QA/QC samples were inserted at a 5% rate. For a batch of 25 samples: one certified reference material, one blank and one drill core duplicate were inserted. At the end of each month, a selection of 5% from the coarse rejects was submitted to Afrilab and a selection of 5% of the pulp residues was sent to ALS Sevilla, Spain acting as an umpire lab.
Regular reviews of the sampling and QA/QC protocols were carried out by Aya’s project geologist under the supervision of Aya’s Qualified Person, to ensure all procedures were followed and best industry practices carried out. Monitoring of results of duplicates, blanks and certified reference materials was conducted by the database administrator each time an assay batch was imported in the Geotic database.

Drilling Techniques
Drilling was carried out by Geosond Maroc SARL using CT20 and CS140 drill rigs; and by FTE Drilling using Versadrill and Marcotte rigs. DDH were drilled with HQ and NQ diameters. Down-hole surveys were completed in each hole with a first reading at 12.5m and then every 25m by reflex Ez-shot and Devico-deviflex. All drill hole collars were surveyed by a DGPS.
Drill and Data Spacing
Most of the deposit has been drilled on a 100m x 50m spacing grid through N70 cross-sections. In the northern and southern sections, the spacing was extended to 200m x 100m. The Indicated Mineral Resource was infilled to 50m x 50m grid spacing.
Mineral Resource and Estimation Methodology
84% of the Mineral Resource Estimate is classified as Inferred, and the remaining 16% in the Indicated category.
Data was composited to 1m. Top cuts were applied to Au, Ag, Zn, Pb, Cu after review of composite log-normal histograms.
Veins were interpolated independently by inverse square distance. Wireframe modelling was developed using Seequent Leapfrog GeoTM. Statistics, variography and estimations were completed using the Geovariances Isatis NeoTM software. Open-pit optimization was developed using the GEOVIA Whittle software.
Bulk density measurements were collected systematically within mineralized zones and outside boundaries of mineralized zones. Different bulk density values were allocated by veins based on the vein average bulk density value. Transitional materials were also allocated a different bulk density value.
Cut-off Grades
The geological domain boundaries were determined using a cut-off grade of 100 g/t Ag equivalent. Mineral Resources are reported using NSR values of US$125/t for the out-of-pit and US$95/t for the open-pit.
NSR, Ag equivalent and Au equivalent are calculated using the following parameters and formulas (Table 4).

Table 4 – Parameters and Formulas used to Calculate NSR, Ag Equivalents and Au Equivalents

	Au (oz)	Ag (oz)	Zn (lb)	Pb (lb)	Cu (lb)
Prices in $USD	$2,200	$24	$1.20	$1.00	$4.00
Recovery in %	85.2%	89.1%	72.0%	84.5%	75.3%
NSR ($/t)	(Pb% x $10.74) + (Zn% x $13.58) + (Au g/t x $58.97) + (Ag g/t x $0.64) + (Cu% x 63.08)
Ag Equivalent (g/t)
Ag(g/t) + (Au(g/t) *Au price/oz*Au recovery)/(Ag price/oz*Ag recovery) + Zn(%)*Zn price/lb* Zn recovery/(Ag price/oz*Ag recovery)*685.7147973 + Pb(%)*Pb price/lb* Pb recovery/(Ag price/oz*Ag recovery)*685.7147973 + Cu(%)*Cu price/lb* Cu recovery/(Ag price/oz*Ag recovery)*685.7147973

Au Equivalent (g/t)
Au(g/t) + (Ag(g/t) *Ag price/oz*Ag recovery)/(Au price/oz*Au recovery) + Zn(%)*Zn price/lb* Zn recovery/(Au price/oz*Au recovery)*685.7147973 + Pb(%)*Pb price/lb* Pb recovery/(Au price/oz*Au recovery)*685.7147973 + Cu(%)*Cu price/lb* Cu recovery/(Au price/oz*Au recovery)*685.7147973

Mining and Metallurgical Parameters
The mineralization at Boumadine starts at surface and continues down to more than 600m in depth, making the MRE appropriate for a combination of open pit and underground mining.
Mining dimensions or mining dilution were not considered as part of the pit optimization work, and a block dimension of 2.5m x 5m x 5m was used, which is considered acceptable in terms of a potential smaller selective mining unit. Similarly, a crown pillar has not been accounted for between the open pit and the underground mineral resources.
The preliminary metallurgical recoveries that have been used for the NSR calculation are presented (Table 4) along with the NSR calculation formula, and are 85.2% for Au, 89.1% for Ag, 72% for Zn, 84.5% for Pb, and 75.3% for Cu.
The NSR US$/t value was based on estimated metallurgical recoveries derived from a series of testwork, assumed metal prices, and smelter terms, which include payable factors, treatment charges, penalties, and refining charges.
Next Steps
Prior to 2020, the Boumadine Project had seen limited near-mine drilling and no regional exploration. Since 2022, the Aya team has conducted over 140,000 m of DDH programs on the mining permit with the goal of delivering a MRE.
Significant upside potential exists to expand the Boumadine Main Trend, which currently covers 5.4km of strike length and remains open in all directions. Through 2025, the Corporation plans to mobilize eleven diamond and three reverse circulation drill rigs to complete the 140,000m drilling program. Half of the program will test the continuation of the known trends (Boumadine and Tizi) and infill. The remaining 50% will focus on geological targets generated by previous work and will be informed by the hyperspectral survey, high-resolution geophysical survey and the mapping and prospecting campaigns. As the MobileMT survey shows, there is a strong relation between apparent conductivity and Boumadine type mineralization. A total of 24 new permits have been acquired in the vicinity of the Boumadine permits since June 2023 (Figure 6). The results from ongoing geology work will determine additional development work.
Figure 6 – Location of New Boumadine Permits Overlayed with Apparent Conductivity at 175Hz

N
GOLD & SILVER
Boumadine
Kingdom of Morocco
Legend
Boumadine permits
Total area : 211.6 km²
New Boumadine permits
Total area : 59.9 km²
Exploration licence
Total area : 600 km²
Boumadine Camp
0 2 4 6 8 Km
2.000
1.006
0.914
0.852
0.778
0.600
Apparent conductivity (mS/m)

Qualified Person
The scientific and technical information contained in this press release have been reviewed and approved by David Lalonde, B. Sc, Vice-President of Exploration, Qualified Person, and by Patrick Pérez, P.Eng., Director, Technical Services, Qualified Person.

This Mineral Resource Estimate has been completed in accordance with NI 43-101, and the Corporation will prepare and file a Technical Report on SEDAR+ within 45 days of this press release.
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources. Aya’s Moroccan mining assets are complemented by its Tijirit Gold Project in Mauritania, which, subject to the announcement of September 12, 2024, will be developed by Mx2 Mining, a new spinout gold-growth company.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This news release contains “forward-looking information” or “forward-looking statements” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to have a better understanding of the Corporation’s business plans and financial performance and condition.
All statements, other than statements of historical fact included in this news release, regarding the Corporation’s strategy, future operations, financial position, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Forward-looking statements are typically identified by words such as “expand”, “grow”, “increase”, “consolidate”, “promising”, “estimate”, “assume”, “expect”, “intend”, “anticipate”, “believe”, “confirm”, “remains”, “ “potential”, “complete”, “extend”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are ”likely” to be taken, occur or be achieved. In particular and without limitation, this news release contains forward-looking statements pertaining to the exploration and development potential of Boumadine and the advancement of and success of the exploration program at Boumadine, notably the potential to expand the deposit in all directions and to grow the Resource Estimate.
Forward-looking information is based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such information or statements. There can be no assurance that such information or statements will prove to be accurate. Key assumptions upon which the Corporation’s forward-looking information is based include the ability to obtain any requisite governmental approvals, the accuracy of Mineral Reserve and Mineral Resource Estimates (including, but not limited to, ore tonnage and ore grade estimates), silver price, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward-looking statements are also subject to risks and uncertainties facing the Corporation’s business, any of which could have a material adverse effect on the Corporation’s business, financial condition, results of operations and growth prospects. Some of the risks the Corporation faces and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include, among others, the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver and other key inputs, changes in mine plans, throughput, the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision, the presence of unfavourable content in ore deposits, inaccuracies in life of mine plans, unusual or unexpected geological or structural formations, recoveries being affected by metallurgical characteristics and other factors, such as project execution delays, many of which are beyond the control of Aya. In addition, readers are directed to carefully review the detailed risk discussion in the Corporation’s 2023 Annual Information Form dated March 28, 2024 filed on SEDAR+ at www.sedarplus.ca, which discussion is incorporated by reference in this news release, for a fuller understanding of the risks and uncertainties that affect the Corporation’s business and operations. Furthermore, Aya’s corporate update of May 28, 2020, in which it indicated that previous studies regarding assets which the Corporation considered at that time not to constitute material assets, remains applicable as of the date hereof.

Although the Corporation believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can thus be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements.
Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding the Corporation’s business plans, financial performance and condition and may not be appropriate for other purposes.
The forward-looking statements contained herein are made only as of the date hereof. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. The Corporation qualifies all of its forward-looking statements by these cautionary statements.
In the foregoing, all references to Aya include its subsidiaries unless the context requires otherwise.